On May 29, 2015, Hatteras Alternative Mutual Funds Trust (the "Trust") acquired substantially all of the assets of Event Driven Portfolio, (the "Transferring Fund"), pursuant to the Agreement and Plan of Reorganization dated April 22, 2015.  As part of this reorganization, the Trust acquired all assets and assumed all the liabilities of the Transferring Fund.  The Board of Trustees of the Company approved the Agreement and Plan of Reorganization on April 22, 2015.